Exhibit 99.2
AMENDMENT NO. 2
TO THE
AGREEMENT AND PLAN OF MERGER
AND
ARRANGEMENT AGREEMENT
Among
TRIZEC PROPERTIES, INC.
TRIZEC HOLDINGS OPERATING LLC,
TRIZEC CANADA INC.,
GRACE HOLDINGS LLC,
GRACE ACQUISITION CORPORATION
GRACE OP LLC
and
4162862 CANADA LIMITED
Dated as of August 2, 2006

     THIS AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER AND ARRANGEMENT AGREEMENT, dated as of August 2, 2006 (this “Amendment”), is entered into by and among Trizec Properties, Inc., a Delaware corporation (“Trizec”), Trizec Holdings Operating LLC, a Delaware limited liability company (the “Operating Company”, and together with Trizec, the “Trizec Parties”), Trizec Canada Inc., a Canadian corporation (“TZ Canada”), Grace Holdings LLC, a Delaware limited liability company (“Parent”), Grace Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“MergerCo”), Grace OP LLC, a Delaware limited liability company (“Merger Operating Company”), 4162862 Canada Limited, a Canadian corporation and an affiliate of Parent (“AcquisitionCo,” and together with Parent, MergerCo and Merger Operating Company, the “Buyer Parties”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement and Plan of Merger and Arrangement Agreement, dated as of June 5, 2006, by and among the Trizec Parties, TZ Canada, and the Buyer Parties (the “Merger Agreement”).
     WHEREAS, the parties have previously amended the Merger Agreement pursuant to Amendment No. 1 to the Merger Agreement dated as of July 20, 2006 (“Amendment No. 1”);
     WHEREAS, the parties have agreed to amend the Merger Agreement for the second time to provide for the various matters set forth herein; and
     WHEREAS, the Board of Directors of Trizec, the Board of Directors of TZ Canada, and the board of directors or other governing body of each of the Buyer Parties have each approved the amendments of the Merger Agreement set forth herein.
     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:
     1. Amendment of Section 2.03. Sections 2.03(a) and (b) of the Merger Agreement hereby are replaced in their entirety with the following:
          “SECTION 2.03. Effective Times of the Mergers and Arrangement.
          (a) At the Closing, TZ Canada shall send to the Director appointed under the CBCA, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement. The Arrangement shall become effective upon the issuance of a certificate of arrangement and as at the “Effective Time” as such term is defined in the Plan of Arrangement (the “Plan of Arrangement Effective Time”).
          (b) At the Closing, promptly after the Plan of Arrangement Effective Time, Trizec shall duly execute and file a certificate of merger with respect to the Trizec Merger, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the “Trizec Certificate of Merger”), with the Secretary of State of the State of Delaware (the “DSOS”) in accordance with the DGCL. The Trizec Merger shall become effective upon such time as the Trizec Certificate of Merger has been filed with the DSOS, or such later time which the parties hereto shall have agreed upon and designated in such filing in accordance with the DGCL as the effective time of the Trizec Merger (the “Trizec Merger Effective Time”).”
     2. Correction of Cross-References.
          (a) In Section 1.01(a) of the Merger Agreement, the references to “Section 2.03(a)” under the defined terms “DSOS,” “Trizec Certificate of Merger” and “Trizec Merger Effective Time” hereby are revised to read “Section 2.03(b)”in each case.
          (b) In Section 1.01(a) of the Merger Agreement, the references to “Section 2.03(b)” under the defined term “Plan of Arrangement Effective Time” hereby are revised to read “Section 2.03(a).”
     3. Amendment to Exhibit A (Plan of Arrangement). Exhibit A to the Merger Agreement hereby is replaced in its entirety with Annex 1 attached hereto.
     4. Amendment to Exhibit I (Form of Hogan & Hartson L.L.P. Tax Opinion). Exhibit I to the Merger Agreement hereby is replaced in its entirety with Annex 2 attached hereto.
     5. Inclusion of New Section 8.16. The Merger Agreement is amended by adding a new section after Section 8.15 as follows:
          “SECTION 8.16. Certain Tax Elections. TZ Canada agrees, and Parent and AcquisitionCo agree to cause TZ Canada, to elect in its return of income under Part I of the Income Tax Act (Canada) not to have subsection 256(9) of the Income Tax Act (Canada) apply in respect of the acquisition of control of TZ Canada pursuant to the Plan of Arrangement, and to make any analogous election pursuant to provincial law.”
     6. Amendment of Section 9.01. The reference to “Trizec Merger” in the first sentence of Section 9.01 of the Merger Agreement hereby is amended to read “Mergers.”
     7. Amendment of Section 9.02. The reference to “Trizec Merger” in the first sentence of Section 9.02 of the Merger Agreement hereby is amended to read “Mergers.”
     8. Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same Amendment.
     9. Except as amended hereby, the Merger Agreement, as amended by Amendment No. 1, shall remain in full force and effect.
[SIGNATURES APPEAR ON THE FOLLOWING PAGES]

2

     IN WITNESS WHEREOF, the Buyer Parties, the Trizec Parties and TZ Canada have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

GRACE HOLDINGS LLC
By	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President & Chief Executive Officer

GRACE ACQUISITION CORPORATION
By	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President & Chief Executive Officer

GRACE OP LLC
By	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President & Chief Executive Officer

4162862 CANADA LIMITED
By	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President & Chief Executive Officer

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF
MERGER AND ARRANGEMENT AGREEMENT]

3

TRIZEC PROPERTIES, INC.
By	/s/ Michael C. Colleran
	Name:	Michael C. Colleran
	Title:	Executive Vice President and Chief Financial Officer

TRIZEC HOLDINGS OPERATING LLC
By:	Trizec Properties, Inc., its sole
managing member

By	/s/ Michael C. Colleran
	Name:	Michael C. Colleran
	Title:	Executive Vice President and Chief Financial Officer

TRIZEC CANADA INC.
By	/s/ Robert B. Wickham
	Name:	Robert B. Wickham
	Title:	President

By	/s/ Colin J. Chapin
	Name:	Colin J. Chapin
	Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF
MERGER AND ARRANGEMENT AGREEMENT]

4

Annex 1
EXHIBIT A
TRIZEC CANADA INC.
PLAN OF ARRANGEMENT
Under section 192 of the Canada Business Corporations Act
ARTICLE 1
INTERPRETATION
1.1	Definitions
                  Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“AcquisitionCo” means 4162862 Canada Limited, a corporation existing under the CBCA and an affiliate of Parent;
“Arrangement” means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order;
“Arrangement Agreement” means the agreement between the Corporation, Trizec Properties, Inc., Trizec Holdings Operating LLC, Parent, Grace Acquisition Corporation, Grace OP LLC and AcquisitionCo dated June 5, 2006, as amended, as the same may be amended in accordance with the terms thereof, providing for, among other things, the Arrangement;
“Arrangement Consideration” means the sum of the Cash Consideration and the Quarterly Dividend Amount;
“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement to be considered at the TZ Canada Shareholders Meeting;
“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. and the principal offices of the Ontario Securities Commission are open to accept filings and on which banks are not required or authorized to close in either New York, New York or Toronto, Ontario;
“Cash Consideration” means $30.97;
“CBCA” means the Canada Business Corporations Act, as amended;
“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;
“Certifying Shareholder” means a Shareholder (other than a Dissenting Shareholder) that has certified in its Letter of Transmittal that it, or a beneficial shareholder on whose behalf it holds TZ Canada Shares, is an Eligible Person;
“Corporation” means Trizec Canada Inc., a corporation existing under the CBCA;
“Court” means the Superior Court of Justice (Ontario);
“Depositary” means the depositary appointed by the Corporation for the purpose, among other things, of exchanging certificates representing SVS and MVS for the Arrangement Consideration;
“Director” means the Director appointed pursuant to the CBCA;
“Dissent Rights” has the meaning ascribed to it in Section 4.1;
“Dissenting Shareholder” means any Shareholder who has properly exercised its Dissent Rights in respect of SVS and has not withdrawn or been deemed to have withdrawn such exercise;
“Dividend Amount” means the product of the Dividend Amount Per Share and the number of TZ Canada Shares on which a dividend is paid pursuant to Section 2.2(f) hereof;
“Dividend Amount Per Share” means an amount of $7.50 per TZ Canada Share;
“Effective Date” means the date of filing by the Corporation of the Articles of Arrangement;
“Effective Time” means 12:01 a.m. on the Effective Date;
“Eligible Person” means any of (i) a registered or beneficial shareholder that acquired SVS on or after September 26, 2005 that is (v) a corporation resident in Canada for purposes of the Tax Act; (w) a corporation that holds its TZ Canada Shares in the course of a business carried on in Canada; (x) a “life insurer” as defined in subsection 248(1) of the Tax Act; (y) a partnership of which a corporation, partnership or trust is a member; or (z) a trust of which a corporation, partnership or trust is a beneficiary and (ii) a registered or beneficial shareholder that is (u) an individual citizen or resident of the U.S., (v) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (w) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (x) a trust (A) that is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, (y) a person that is subject to U.S. tax on dividends from the TZ Canada Shares as income earned in connection with the conduct of a U.S. trade or business, or (z) a partnership that has a person described in clause (ii) of this definition as a member;
“Exercise Price” means the U.S. Dollar Equivalent of the price at which an Existing Option may be exercised;
“Existing Option” means an option to purchase one SVS granted under the Stock Option Plan that is outstanding immediately before the Effective Time;
“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
“In-the-money Option” means an Existing Option with an Exercise Price less than the Arrangement Consideration;
“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;
“Letter of Transmittal” means the letter of transmittal for use by the Shareholders, in the form accompanying the TZ Canada Circular;
“Loan Amount” means the amount by which (i) the aggregate amount payable by the Corporation pursuant to Section 2.2(e) exceeds (ii) $■ less the amount payable by the Corporation pursuant to Section 2.2(b); [Note: The bullet amount to be completed by the Corporation prior to Effective Date and will equal the Corporation’s cash on hand as at the close of business on the second Business Day preceding the Effective Date (less a reasonable reserve for the Corporation’s working capital requirements).]
“MVS” means the multiple voting shares in the capital of the Corporation;
“NewCo” means a Nova Scotia unlimited liability corporation that is an affiliate of and to be designated by AcquisitionCo not later than five business days prior to the date of the TZ Canada Shareholder Meeting, failing which NewCo shall be AcquisitionCo;

“Option Payment” has the meaning given to such term in Section 2.2(b);
“Out-of-the-money Option” means an Existing Option that is not an In-the-money Option;
“Parent” means Grace Holdings LLC;
“Person” includes an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association or entity or government, political subdivision, agency or instrumentality of a government;
“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;
“Quarterly Dividend Amount” means $0.20 multiplied by the quotient obtained by dividing (x) the number of days between the last day of the quarter for which the Quarterly Dividend Amount on the TZ Canada Shares has been declared and the Effective Date (including the Effective Date), by (y) the total number of days in the quarter in which the Effective Date occurs;
“Shareholders” means the holders of SVS and MVS whose names appear in the share registers maintained by or on behalf of the Corporation;
“Stock Option Plan” means the Corporation’s Stock Option Plan, amended and restated as of May 8, 2002;
“SVS” means the subordinate voting shares in the capital of the Corporation;
“Tax Act” means the Income Tax Act (Canada), as amended;
“TZ Canada Cancelled Shares” means the TZ Canada Shares acquired by the Corporation pursuant to Section 2.2(e);
“TZ Canada Circular” means the proxy circular prepared and distributed by management of the Corporation in connection with the TZ Canada Shareholders Meeting and any amendments and supplements thereto;
“TZ Canada Shares” means the MVS and SVS;
“TZ Canada Shareholders Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement; and
“U.S. Dollar Equivalent” means, in respect of an amount expressed in Canadian dollars at any date, the quotient obtained by dividing (i) the Canadian dollar amount by (ii) the noon rate of exchange for U.S. dollars expressed in Canadian dollars, as posted by the Bank of Canada, on the business day immediately preceding the Effective Date.
1.2	Headings and References
                   The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.
1.3	Time Periods
                    Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the payment is to be made or act is to be done and by extending the period to the next Business Day following if the last day of the period is not a Business Day.
1.4	Currency
                   All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of the United States unless otherwise specified.
1.5	Time
                   Unless otherwise indicated, all references to times expressed herein or in any Letter of Transmittal are to local time, Toronto, Ontario.
1.6	Construction
                   In this Plan of Arrangement:
(a)	unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;
(b)	the word “including” or “includes” shall mean “including (or includes) without limitation”; and
(c)	any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.
1.7	Governing Law
                   This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2
THE ARRANGEMENT
2.1	Effectiveness
                   This Plan of Arrangement is made pursuant to, and constitutes an arrangement as referred to in, section 192 of the CBCA.
2.2	Arrangement
                   The Arrangement will become effective on the Effective Date. On such date, commencing at the Effective Time and ending no later than at 9:00 a.m. on the Effective Date, each of the events listed below shall occur and shall be deemed to occur, except as otherwise noted, one minute apart and in the following sequence without any further authorization, act or formality:
(a)	all Existing Options shall become fully vested and exercisable, whether or not vested or subject to any performance condition that has not been satisfied, and regardless of the Exercise Price thereof;
(b)	each In-the-money Option shall be cancelled in exchange for a cash payment from the Corporation to the holder thereof equal to the excess of the Arrangement Consideration over the Exercise Price of such Existing Option (the “Option Payment”);
(c)	each Out-of-the-money Option shall be cancelled and of no further force and effect;
(d)	NewCo shall advance to the Corporation, and the Corporation shall borrow from NewCo, the Loan Amount;
(e)	each TZ Canada Share held by a Certifying Shareholder in respect of which such Certifying Shareholder has elected in its Letter of Transmittal be dealt with pursuant to this Section 2.2(e) shall be transferred by the holder thereof to and be acquired by the Corporation for cancellation, free and clear of all liens, charges, claims and encumbrances in exchange for payment by the Corporation of the Arrangement Consideration and shall be cancelled;
(f)	the Corporation shall pay to the holders of TZ Canada Shares, on each outstanding TZ Canada Share (including, for greater certainty, each such share held by Dissenting Shareholders and excluding, for greater certainty, the TZ Canada Cancelled Shares), a capital gains dividend in an amount equal to the Dividend Amount Per Share, the full and final payment of the dividend being satisfied by the issuance by the Corporation in respect of each such outstanding TZ Canada Share of a fractional SVS equal to the quotient determined when (i) the Dividend Amount Per Share is divided by (ii) the Arrangement Consideration less the Dividend Amount Per Share, there shall be added to the capital account in respect of the SVS an amount equal to the Dividend Amount, and each certificate representing TZ Canada Shares shall thereafter be deemed to evidence the TZ Canada Shares evidenced by such certificate immediately prior to the dividend provided for in this Section 2.2(f) together with the fractional SVS issued pursuant to this Section 2.2(f) in respect of each TZ Canada Share evidenced by such certificate and no new certificates shall be issued to evidence the SVS issued pursuant to this Section 2.2(f);

(g)	each TZ Canada Share together with the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f) (other than any SVS together with the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f) held by Dissenting Shareholders) shall be transferred by the holder thereof to and be acquired by NewCo, free and clear of all liens, charges, claims and encumbrances in exchange for the Arrangement Consideration, which Arrangement Consideration is the aggregate consideration payable in respect of each TZ Canada Share and the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f); and

(h)	each SVS, together with the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f), held by a Dissenting Shareholder shall be transferred by the holder thereof to and be acquired by NewCo free and clear of all liens, charges, claims and encumbrances and, in exchange therefor, such holder shall have the right to be paid fair value for such SVS in accordance with Article 4.
ARTICLE 3
SHARE CERTIFICATES AND CASH CONSIDERATION
3.1	Delivery of Arrangement Consideration
                  (a)          Prior to the Effective Time on the Effective Date, (i) the Corporation shall deposit $■ [Note: Amount to equal the net amount in clause (ii) of the definition of Loan Amount and will be completed by the Corporation prior to the Effective Date], (ii) the Corporation hereby directs NewCo to deposit, and NewCo shall deposit or cause to be deposited on behalf of the Corporation, the Loan Amount, and (iii) NewCo shall deposit or cause to be deposited an amount which when added to the amounts in (i) and (ii) equals an amount sufficient to pay all Arrangement Consideration payable to all Shareholders (other than Dissenting Shareholders), and in the case of each of (i), (ii) and (iii) all amounts shall be deposited in cash in immediately available funds (at Toronto) with the Depositary, for the benefit of each Shareholder (other than Dissenting Shareholders). Amounts described in (i) and (ii) shall be used to satisfy amounts payable pursuant to Section 2.2(e) hereof, and amounts described in (iii) shall be used to satisfy amounts payable pursuant to Section 2.2(g).
                  (b)          Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented one or more SVS or MVS (which also represents any fractional SVS issued in respect thereof pursuant to Section 2.2(f)) together with a duly completed and executed Letter of Transmittal and such other documents as the Corporation, NewCo or the Depositary may reasonably require, the holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder the Arrangement Consideration that such holder has the right to receive pursuant to Section 2.2(e) or 2.2(g), as applicable, by way of a cheque issued by the Depositary (or other form of immediately available funds), less any amounts withheld pursuant to Section 3.4.
                  (c)          In the event of a transfer of ownership of SVS or MVS that is not registered in the transfer records of the Corporation, a cheque representing the proper amount of Arrangement Consideration (or other form of immediately available funds) may be delivered to the transferee if the certificate(s) representing such SVS or MVS (which also represents any fractional SVS issued in respect thereof pursuant to Section 2.2(f)) is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer.
                  (d)          Until surrendered as contemplated by this Section 3.1, each certificate representing SVS (other than SVS held by Dissenting Shareholders) or MVS (which also represents any fractional SVS issued in respect thereof pursuant to Section 2.2(f)) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment in the proper amount as contemplated by this Section 3.1, less any amounts withheld pursuant to Section 3.4.
                  (e)          The cash deposited by NewCo with the Depositary with respect to the Arrangement Consideration shall be held in an interest bearing account, and any interest upon such funds shall be for the account of NewCo and the Corporation in proportion to the remaining balance of their respective contributions from time to time.
3.2	Lost Certificates
                    In the event any certificate which immediately prior to the Effective Time represented one or more outstanding SVS (other than SVS held by Dissenting Shareholders) or MVS shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate a cheque (or other form of immediately available funds) for the proper amount of cash, deliverable in accordance with such holder’s Letter of Transmittal and this Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom any Arrangement Consideration is to be delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Corporation, its transfer agent, NewCo and the Depository, as applicable, in such sum as the Corporation, its transfer agent, NewCo and the Depository, as applicable, may direct or otherwise indemnify the Corporation, its transfer agent, NewCo and the Depository, as applicable, in a manner satisfactory to the Corporation, its transfer agent, NewCo and the Depository, as applicable, against any claim that may be made against the Corporation, its transfer agent, NewCo or the Depository, as applicable, with respect to the certificate alleged to have been lost, stolen or destroyed.

3.3	Extinction of Rights
                   Any certificate which immediately prior to the Effective Time represented SVS or MVS that were not deposited, with all other instruments required by Section 3.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of the Corporation or for the receipt of cash pursuant to Sections 2.2 and 3.1. On such date, the cash to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to the Corporation. The Corporation shall not be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
3.4	Withholding Rights
                    The Corporation, NewCo or the Depositary shall be entitled to deduct and withhold from any amounts payable to any holder of MVS or SVS pursuant to Section 2.2, such amounts as the Corporation, NewCo or the Depositary determines it is required or permitted to deduct and withhold with respect to any payments or distributions to such holder under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
3.5	Option Payment
                   The Corporation shall deliver to each holder of In-the Money Options cancelled pursuant to Section 2.2(b), forthwith after the Effective Time, a cheque issued by the Corporation (or other form of immediately available funds) representing the Option Payment to which such holder is entitled pursuant to Section 2.2(b) less any amounts withheld pursuant to the following sentence. The Corporation shall be entitled to deduct and withhold from the Option Payment such amounts as the Corporation determines it is required or permitted to deduct and withhold with respect to any payments or distributions to such holder under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
ARTICLE 4
DISSENT RIGHTS
4.1	Dissent Rights
                  (a)          Registered holders of SVS may exercise rights of dissent with respect to their SVS pursuant to and in the manner set forth in section 190 of the CBCA as modified by this Section 4.1 and the Interim Order (the “Dissent Rights”) in connection with the Arrangement provided that, notwithstanding section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in section 190(5) of the CBCA must be received by the Corporation not later than 5:00 p.m. (Toronto time) on the second Business Day preceding the date of the TZ Canada Shareholders Meeting.
                  (b)          Each SVS (together with the fractional SVS issued in respect thereof pursuant to Section 2.2(f)) held by a Dissenting Shareholder shall be transferred to NewCo as provided in Section 2.2(h) and the only right of such Dissenting Shareholder, as such, after the Effective Time shall be to be paid the fair value of such SVS by the Corporation.
                  (c)          Shareholders who purport to exercise Dissent Rights and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their SVS, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder as at and from the Effective Time and shall receive Arrangement Consideration on the basis set forth in Section 2.2(g).
4.2	Holders
                   In no circumstances shall the Corporation or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those SVS in respect of which such rights are sought to be exercised.
4.3	Recognition of Dissenting Shareholders
                   Except with respect to the payment of the dividend referred to in Section 2.2(f), neither the Corporation nor any other Person shall be required to recognize a Dissenting Shareholder as a registered holder or beneficial owner of SVS at or after the Effective Time and, from and after the Effective Time, the names of such Dissenting Shareholders shall be deleted from the applicable register of shareholders maintained by or on behalf of the Corporation.
4.4	Dissent Right Availability
                   A registered holder shall not be entitled to exercise Dissent Rights with respect to SVS if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, or her or its proxyholder to vote) in favour of the Arrangement Resolution.
ARTICLE 5
AMENDMENTS
5.1	Amendments
                  (a)          The Corporation reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the TZ Canada Shareholders Meeting, approved by the Court, (iii) agreed to in writing by AcquisitionCo and Parent and (iv) communicated to Shareholders if and as required by the Court.

                  (b)          Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to or at the TZ Canada Shareholders Meeting with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the TZ Canada Shareholders Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
                  (c)          Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the TZ Canada Shareholders Meeting shall be effective only if it is consented to (i) by the Corporation, AcquisitionCo and Parent and (ii) if required by the Court, by the Shareholders voting in the manner directed by the Court.
                  (d)          Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Corporation, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Shareholder.